September 8, 2021

Jane Park, Esq.

Christopher Edwards, Esq.

Eric Atallah

Al Pavot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3010

Re:	Big Cypress Acquisition Corp. Registration Statement on Form S-4 Filed August 17, 2021 File No. 333-258869

Dear Ms. Park and Mr. Edwards, and Messrs. Atallah and Pavot:

By your letter dated September 2, 2021 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-4 filed on August 17, 2021 (File No. 333-258869) (the “Registration Statement”) by our client, Big Cypress Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and SAB Biotherapeutics, Inc. (“SAB”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company or SAB, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Amendment marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or SAB thereto, as applicable, and references in the responses to page numbers are to the marked version of the Amendment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

The Company has asked us to convey the following as its responses to the Staff.

SAB Biotherapeutics operates in a highly competitive industry, page 46

1.	We note your response to prior comment 12. Please expand your disclosure further to identify the specific products and technologies that you have identified as competitors of your current product pipeline.

Response: We have revised our risk factor disclosure to identify products and technologies that SAB has identified as competitors of its current product pipeline. We respectfully direct the Staff’s attention to such revised disclosure on page 46 of the Amendment.

Research and Development, Pipeline Programs, page 123

2.	We note your response to prior comment number 25. Please remove the progress bars from the Indication column so that they only show the progress in preclinical and clinical development.

Response: We have revised the Pipeline Programs graphic to remove the progress bars from the Indication column. We have also added disclosure about pre-clinical studies that SAB has conducted for its Auto-Immune Disorders pipeline programs. We respectfully direct the Staff’s attention to such revised disclosure on page 123 of the Amendment.

Regulatory Matters, page 125

3.

We note your response to prior comment 32. Please revise your disclosure on page 127 to clarify which product candidate (or candidates, as applicable) is currently in Phase 2a trial in the U.K. and which is regulated by the MHRA.

Response: We have revised our disclosure to clarify that SAB is sponsoring a Phase 2a trial in the U.K. on SAB-176 for influenza, and that trial is regulated by the United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA). We respectfully direct the Staff’s attention to such revised disclosure on page 127 of the Amendment.

Intellectual Property, page 131

4.

We note that the patents granted under Patent Family A, which expired in March 2021 and February 2021. Please discuss the impact on your business of the expiry of such patents. Please also revise the table on page 131 to clarify the patent protection for each Patent Family and to specify the patent protection in the abstracts for Patent Families D, H, K and L.

Response: We have expanded our disclosure under the sub header “Intellectual Property.” We have added footnote closure to discuss the impact of the expiration of Patent Family A on SAB’s business. Furthermore, we have supplemented our tabular disclosure of patents, as well as the abstracts (including abstracts for patent families D, H, K and L) to clearly identify whether the patents are (i) process, (ii) composition of matter and/or (iii) use patents. We note that the tabular disclosure also includes the countries where the patents have been filed or granted, the date of filing, the title of the patent, and if applicable the date the patents expires, or if the patents have already expired. We respectfully direct the Staff’s attention to such revised disclosure on page 131 of the Amendment.

SAB MD&A

Liquidity and Capital Resources, page 139

5.

Please refer to prior comment 35. We do not see where you revised your disclosure regarding your outstanding receivables. Explain to us where you have disclosed this information or revise your disclosures accordingly.

Response: We have revised our disclosure in “Liquidity and Capital Resources” to include a new paragraph disclosing SAB’s outstanding receivables. We respectfully direct the Staff’s attention to such revised disclosure on page 139 of the Amendment.

SAB Biotherapeutics, Inc. Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Research and development expenses, page F-52

6.	Please refer to prior comment 37. We do not see where you expanded your CRO contracts. Explain to us where you have disclosed this information or revise your disclosures accordingly.

Response: We have revised our disclosure in “Note 2 - Summary of Significant Accounting Policies Research and development expenses” to discuss SAB’s CRO contracts. We respectfully direct the Staff’s attention to such revised disclosure on page F-52 of the Amendment.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Samuel J. Reich
Big Cypress Acquisition Corp.